Exhibit 1

FOR IMMEDIATE RELEASE	22 August 2012

WPP PLC (“WPP”)

Statement In Relation To NDTV’s Hypothetical Law Suit

In the light of recent media comment, WPP feels it is appropriate to comment on the recent hypothetical law suit (the “hypothetical Law Suit”), said to have been issued in New York, by New Delhi Television Limited (“NDTV”) against WPP and other parties.

Despite comments in the media to the contrary, the hypothetical Law Suit has not, as of today, been served on WPP, nor on any of WPP’s operating companies (the “WPP Parties”), referred to in the hypothetical Law Suit.

In any event, there is no merit, whatsoever, in any of the claims made in the hypothetical Law Suit relating to the WPP Parties, nor do the courts of New York have any jurisdiction to hear any such claims.

Despite the lack of any valid service, the WPP Parties are in the process of issuing an immediate application to strike out the hypothetical Law Suit and will be seeking their costs in so doing.

In the light of these circumstances, WPP is also giving active consideration to issuing proceedings against NDTV for defamation and has instructed its lawyers accordingly.

The legal issues aside, TAM India (“TAM”) which is a joint venture between AC Nielsen Research Services Private Limited and Kantar Market Research Services Private Limited, is proud of the service it has been delivering to the market for 14 years, and the way in which investment in technology has been applied to the service. As recent developments indicate, TAM is committed to working with the industry to continuously improve the use of technology, coverage and transparency. TAM has taken and continues to take stringent measures to protect the panel against repeated attempts at tampering by currently unknown parties and has recently agreed a series of additional steps with the industry to remove any question marks about the quality and reliability of the TAM data.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204